FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                For January 2003

                        Commission File Number: 001-11960

                                 AstraZeneca PLC

                    15 Stanhope Gate, London W1K 1LN, England


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.____

                      Form 20-F  X            Form 40-F  __
                                ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes  __                 No  X
                                                 ---

If "Yes" is marked, indicate below the file number assigned to the Registrant in
 connection with Rule 12g3-2(b):   82-_____________

                                 AstraZeneca PLC


                                INDEX TO EXHIBITS

1. Press release entitled, "AstraZeneca Files sNDA for Seroquel (Quetiapine) in Bipolar Disease", dated 2 January 2003

2. Press release entitled, "AstraZeneca announces FDA requires more time for priority review of Iressa (ZD 1839) US Application - Decision Expected by May 5, 2003" dated 9 January 2003

3. Press release entitled "Disclosure of Notifiable Interest" dated 10 January 2003

4. Press release entitled "Disclosure of Notifiable Interest" dated 14 January 2003

5. Press release entitled "AstraZeneca PLC Fourth Quarter and Full Year Results 2002 Front Half" dated 30 January 2003

6. Press release entitled "AstraZeneca PLC Fourth Quarter and Full Year Results 2002 Back Half" dated 30 January 2003

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AstraZeneca PLC


Date: February 1, 2003                  By:  /s/ G H R Musker
                                            ------------------------------------
                                            Name:  G H R Musker
                                            Title: Company Secretary & Solicitor

Agenda Item 1
-------------


               ASTRAZENECA FILES sNDA FOR SEROQUEL(R) (QUETIAPINE)
                               IN BIPOLAR DISEASE

AstraZeneca today announced that it has submitted a Supplemental New Drug Application (sNDA) to the U.S. Food and Drug Administration (FDA) for SEROQUEL(R) (quetiapine) for the treatment of acute mania associated with bipolar disorder (manic depressive illness).

The application to the FDA follows the completion of a comprehensive bipolar disorder clinical trial programme undertaken by AstraZeneca to examine the efficacy and tolerability of SEROQUEL in this important disease area. The programme has delivered consistently strong and positive results in both the monotherapy and adjunctive therapy studies, which confirm SEROQUEL to be an ideal first line agent.

The proposed new indication is expected to expand the market for SEROQUEL, which is currently indicated for the treatment of schizophrenia in adults. Analysts estimate that bipolar disorder alone constitutes a multibillion-dollar market. The illness affects an estimated 2.3 million American adults and is ranked as the second leading cause of disability worldwide among the neuro-psychiatric disorders. To date, over 4 million people have been treated with Seroquel worldwide. SEROQUEL is the fastest-growing atypical antipsychotic on the market, with annualised sales that approached $1 billion in Q3 2002.

2 January 2003

Media Enquiries:
Emily Denney, Tel: +44 (0) 207 304 5034

Investor Relations:
Mina Blair-Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

-ENDS -

Agenda Item 2
-------------

                ASTRAZENECA ANNOUNCES FDA REQUIRES MORE TIME FOR
             PRIORITY REVIEW OF IRESSA(R)(ZD1839) U.S. APPLICATION-
                        DECISION EXPECTED BY MAY 5, 2003

The U.S. Food and Drug Administration (FDA) has notified AstraZeneca that it requires more time to review information requested of the company during the six month priority review of the new drug application (NDA) for IRESSA(R) (ZD1839/gefitinib). AstraZeneca will work closely with the Agency to complete the review in a prompt and effective manner. The extended user fee goal date is May 5th 2003.

On September 24, 2002 the Oncologic Drugs Advisory Committee (ODAC) made a clear recommendation to the FDA supporting the approval of IRESSA(R)
(ZD1839/gefitinib). Since that time, AstraZeneca has continued to provide additional information to the FDA as requested by the agency, including extensive safety information on patients involved in clinical trials, the expanded access programme (compassionate use) and clinical use in Japan where the drug is approved.

At the urging of patients and physicians, and with the support of the FDA, AstraZeneca continues to provide an extensive compassionate use programme for the drug during the review period. In the past two years, almost 20,000 patients in the U.S. have received IRESSA(R) through this programme.

Lung cancer is the leading cause of cancer deaths in the United States, which accounted for approximately 155,000 deaths in 2002. Non-small cell lung cancer is the most common form of lung cancer, accounting for 80 per cent of all lung cancer cases. IRESSA(R) is being considered for use in the most advanced of these patients, who have progressed despite multiple other treatments. Currently no treatment option exists for these patients.

9 January 2003

Media Enquiries:

Emily Denney, Tel: +44 (0) 20 7304 5034
Steve Brown, Tel: +44 (0) 20 7304 5033


Investor Relations:

Jonathan Hunt, Tel: +44 (0) 20 7304 5087
Mina Blair Robinson: Tel: +44 (0) 20 7304 5084


Notes to editors:

For more information on AstraZeneca please visit www.astrazeneca.com
This press release contains forward-looking statements with respect to AstraZeneca's business. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially. For a discussion of those risks and uncertainties, please see the company's Annual Report/Form 20-F for 2001.

IRESSA(R) is a trademark of the AstraZeneca group of companies.

-Ends-

Agenda Item 3
-------------


COMPANIES ACT 1985 SECTION 198
DISCLOSURE OF INTEREST IN VOTING SHARES IN PUBLIC COMPANIES

ON 9 JANUARY 2003 WE WERE INFORMED BY THE CAPITAL GROUP COMPANIES, INC., A REGISTERED INVESTMENT MANAGER IN THE U.S., THAT ON 7 JANUARY 2003 ITS INTEREST IN THE USD0.25 ORDINARY SHARES OF ASTRAZENECA PLC HAD DECREASED TO 208,550,628 SHARES (12.13 PER CENT OF THE ISSUED ORDINARY CAPITAL) FROM THE PREVIOUSLY NOTIFIED LEVEL OF 214,373,635 SHARES (12.42 PER CENT). THE REASON FOR THIS ANNOUNCEMENT IS THAT, WITHIN THE SAID HOLDING OF 12.13 PER CENT OF THE ISSUED ORDINARY CAPITAL OF ASTRAZENECA PLC, CAPITAL GUARDIAN TRUST COMPANY, AN AFFILIATE OF THE CAPITAL GROUP COMPANIES, INC., HAS DECREASED ITS INTEREST IN THESE SHARES TO 85,393,793 SHARES (4.97 PER CENT) FROM 86,567,127 SHARES (5.02 PER CENT).


G H R MUSKER
COMPANY SECRETARY
10 JANUARY 2003

Agenda Item 4




COMPANIES ACT 1985 SECTION 198
DISCLOSURE OF INTEREST IN VOTING SHARES IN PUBLIC COMPANIES

ON 14 JANUARY 2003 WE WERE INFORMED BY THE CAPITAL GROUP COMPANIES, INC., A REGISTERED INVESTMENT MANAGER IN THE U.S., THAT ON 10 JANUARY 2003 ITS INTEREST IN THE USD0.25 ORDINARY SHARES OF ASTRAZENECA PLC HAD DECREASED TO 204,812,653 SHARES (11.92 PER CENT OF THE ISSUED ORDINARY CAPITAL) FROM THE PREVIOUSLY NOTIFIED LEVEL OF 208,550,628 SHARES (12.13 PER CENT).

G H R MUSKER
COMPANY SECRETARY
14 JANUARY 2003

Agenda Item 5
-------------


AstraZeneca PLC
Fourth Quarter and Full Year Results 2002

    "Earnings per Share ahead of target, benefiting from strong sales growth of Nexium(TM), Seroquel(TM), and Symbicort(TM)."

Financial Highlights (before Exceptional Items)
-----------------------------------------------------------------------------------------------------------------------------

                             -----------    -----------    --------      ---------    ---------    ---------
Group                        4th Quarter    4th Quarter    Constant      Full Year    Full Year    Constant
-----
(Continuing operations*)            2002          2001*    Currency           2002        2001*    Currency
                                      $m             $m           %             $m           $m           %
                                      --             --           -             --           --           -
Sales**                            4,901          4,366         +10         17,841       16,222          +9

Operating Profit                   1,074          1,090          -2          4,356        4,156          +5

Profit before Tax                  1,081          1,102          -2          4,387        4,269          +3

Earnings per Share
Before Exceptional Items           $0.45          $0.45           0          $1.84        $1.73          +7
                             -----------    -----------    ---------     ---------    ---------    --------
Statutory (FRS3)                   $0.25          $0.42                      $1.64        $1.65
                             -----------    -----------                  ---------    ---------

* Restated to be on a consistent basis under FRS19. See note 1 on page 13 for further information.
**Sales in the fourth quarter and full year reflect an adjustment for prompt payment discounts that have been reclassified from cost of sales to sales. Please see note 1 on page 13 for more information. All narrative in this section refers to growth rates at constant exchange rates (CER)

o Earnings per Share (before exceptional items) were up 7 percent to $1.84 for the full year; Statutory Earnings per Share were $1.64.

o Sales for the full year increased by 9 percent. Sales growth excluding Losec(TM)/Prilosec(TM)was 23 percent.

o Operating profits were up by 5 percent for the full year. Operating profit in the fourth quarter declined by 2 percent on the expected phasing of R&D expenditures and lower other operating income.

o Nexium(TM) sales were nearly $2 billion for the full year. Share of total prescriptions in the US exceeded 20 percent in December. Nexium(TM) is now the number 2 PPI in new prescription market share in the US.

o Sales of Seroquel(TM) exceeded $1 billion for the year, up 67 percent. An sNDA in the US has been submitted for the use of Seroquel(TM) in the treatment of acute mania associated with bipolar disorder.

o Sales of Iressa(TM) reached $67 million for the year following launch in Japan in the third quarter. The FDA has extended its regulatory review period for Iressa(TM) to May 5.

o Investment in Research and Development in 2002 was over $3 billion, as planned.

o An exceptional charge of $350 million has been accrued to cover potential settlement costs related to the previously disclosed investigations into the sales and marketing of Zoladex(TM) in the US.

Sir Tom McKillop, Chief Executive, said: "Sales excluding Losec(TM)/Prilosec(TM) grew by 23 percent, showing the strength of our portfolio of growth products. Maintaining this momentum should allow us to absorb most of the sales impact of generic competition in 2003. Following the planned launches of Crestor(TM) and Exanta(TM) later this year, all the elements should be in place to drive strong sales and earnings growth from 2004."

London, 30 January 2003

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

Sales for the year increased by 9 percent. The weaker US dollar increased the reported sales growth by 1 percent. Operating profits increased by 5 percent on both an "as reported" and CER basis. Earnings per Share (before exceptional items) rose by 7 percent to $1.84. The Board has recommended a second interim dividend of $0.47 (28.5 pence, 3.99 SEK) to be paid on 7 April 2003, bringing the dividend for the full year to $0.70 (43.2 pence, 6.20 SEK).

In the fourth quarter, sales increased by 10 percent whilst operating profits declined by 2 percent in CER terms. The decline in operating profits in the quarter is chiefly due to the anticipated phasing of R&D expenditures and a reduction in other operating income. Currency movements increased the reported growth rates for sales and operating profits by 2 percent and 1 percent respectively. Earnings per Share (before exceptional items) in the fourth quarter was unchanged at $0.45.

In the fourth quarter, sales in the US increased by 16 percent, which the company believes is higher than underlying demand because of wholesaler stock movements in the current quarter compared to the fourth quarter of 2001. The company believes the full year growth rate of 10 percent is more indicative of the underlying performance of the business in the quarter and the full year.

GI sales grew by 7 percent for the full year, as the strong growth of Nexium(TM) more than offset declines in Losec(TM)/Prilosec(TM). Nexium(TM) sales more than trebled to $1,978 million, including $453 million from markets outside the US. In the US, Nexium(TM) share of total prescriptions for PPI products reached 20.5 percent in December.

Sales of Losec(TM)/Prilosec(TM) were down by 18 percent for the full year, with the US down 21 percent. A generic omeprazole product became available in the US market on 8 December, and thus had little effect on reported sales of Prilosec(TM) for the year.

The underlying momentum in the business is evidenced by the sales growth rate of 23 percent (33 percent in the US) when sales of Losec(TM)/Prilosec(TM) are excluded. Strong sales growth for the year was reported in CNS (up 53 percent), Respiratory (up 16 percent) and the Oncology (up 12 percent) product ranges. Despite good growth in Atacand(TM) (up 36 percent) and Seloken(TM)/Toprol-XL(TM) (up 27 percent), generic competition for Zestril(TM) resulted in sales growth for Cardiovascular products of just 1 percent.

The recently launched products--Nexium(TM), Symbicort(TM), Faslodex(TM) (in the US) and Iressa(TM) (in Japan)-- generated nearly $2.4 billion in sales in 2002 (up from $651 million in 2001). Five other growth products--Casodex(TM), Arimidex(TM), Atacand(TM), Seroquel(TM), and Zomig(TM) -- grew by another $900 million to just over $3 billion in aggregate.

Future Prospects All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

The excellent sales performance from the growth products in 2002 is expected to continue in 2003, enabling the company to absorb most of the impact of generic competition to Prilosec(TM), Nolvadex(TM), and Zestril(TM) and resulting in an overall low single digit sales decline in constant currency terms. However, sales should benefit significantly from current trends in exchange rates, but this would largely be offset by the adverse effect on the cost base. The company remains committed to fully supporting the launches of Crestor(TM) and Exanta(TM). Bearing these factors in mind and based on current exchange rates, the company anticipates Earnings per Share in 2003 (before exceptional items) in the range of $1.50 to $1.65 per share.

Disclosure Notice: The preceding forward looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward looking statements. These include, but are not limited to: the rate of growth in sales of generic omeprazole in the USA, the successful registration and launch of new products (in particular Crestor(TM), Iressa(TM), and Exanta(TM)), continued growth of currently marketed products, the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and further improvements in the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC's Securities and Exchange Commission filings, including the 2001 Annual Report on Form 20-F.

Media Enquiries:               Steve Brown/Emily Denney (London)    (020) 7304 5033/5034
                               Staffan Ternby (Sodertalje)          (8) 553 26107
                               Rachel Bloom (Wilmington)            (302) 886 7858

Analyst/Investor Enquiries:    Mina Blair-Robinson (London)         (020) 7304 5084
                               Jonathan Hunt (London)               (020) 7304 5087
                               Staffan Ternby (Sodertalje)          (8) 553 26107
                               Ed Seage/Jorgen Winroth (USA)        (302) 886 4065/(212) 581 8720

Photographs of the AstraZeneca annual results conference are available from newscast at www.newscast.co.uk from 1pm (UK time) today.

                                AstraZeneca PLC

Sales
--------------------------------------------------------------------------------

All narratives in this section refers to growth rates at constant exchange rates
(CER).

Gastrointestinal

                        --------------------------------------------------------
                           Fourth Quarter       CER %        Full Year     CER %
                        --------------------             ---------------
                          2002        2001                 2002    2001
                        --------------------------------------------------------
Losec(TM)/Prilosec(TM)   1,115         1,372      -20     4,623   5,578      -18
Nexium(TM)                 686           278      n/m     1,978     568      n/m
                        --------------------------------------------------------
Total                    1,819         1,664       +7     6,664   6,190       +7
                        --------------------------------------------------------

o Nexium(TM) sales for the full year were just under $2 billion. There were a further 38 launches in 2002, bringing the total to 76 countries. The global PPI market continues to grow strongly (around 20 percent). Nexium(TM) share of the PPI market across major markets was 16 percent in October 2002.

o Nexium(TM) sales in the US were $1,525 million for the year, including $521 million in the fourth quarter. Nexium(TM) share of total prescriptions in the US PPI market increased to 20.5 percent in December, and its share amongst GI specialist physicians is even higher (27 percent).

o Sales for Losec(TM)/Prilosec(TM) were down by 18 percent for the year. The 21 percent decline in the US was broadly in line with the prescription trend. Sales performance outside the US (down 12 percent) was aided by strong growth in Japan and Australia.

o A generic omeprazole product became available in the US market on 8 December. In the week ending 17 January, Prilosec(TM) brand share of total omeprazole prescriptions was 47 percent; a rate that is consistent with reports of constrained supply of generic product.


Cardiovascular

                              --------------------------------------------------
                                Fourth Quarter    CER %      Full Year     CER %
                              ------------------          ---------------
                                2002      2001              2002    2001
                              ------------------          ---------------
Zestril(TM)                      144       256      -44      877    1,067    -18
Atacand(TM)                      160       124      +24      569      410    +36
Seloken(TM)/ Toprol-XL(TM)       263       165      +60      901      711    +27
Plendil(TM)                      139       136        -      489      463     +5
                              --------------------------------------------------
Total                            894       900       -3    3,569    3,483     +1
                              --------------------------------------------------

o Prescriptions for Zestril(TM) in the US have rapidly declined since the introduction of generics in July. Sales in the US in the fourth quarter fell to $46 million.

o Sales of Atacand(TM) products grew by 36 percent on a worldwide basis in 2002, slightly ahead of the Angiotensin Receptor Blocker class. Sales in the US increased by 37 percent for the year, although sales growth in the quarter was only 15 percent versus a strong fourth quarter last year; total prescriptions in the US grew by 24 percent in the quarter.

o Prescriptions continue to grow strongly for Toprol-XL(TM) in the US (up 38 percent for the year), consistent with the 43 percent increase in reported US sales. US sales in the fourth quarter of $182 million were broadly in line with prescription demand; the high growth rate (up 107 percent) reflects wholesaler destocking in the fourth quarter last year.

                                AstraZeneca PLC

Respiratory

                        --------------------------------- ----------------------
                          Fourth Quarter    CER %       Full Year         CER %
                        ------------------           ---------------
                          2002      2001             2002       2001
                        --------------------------------------------------------
Pulmicort(TM)              237       203     +14      812         766       +5
Accolate(TM)                52        30     +73      144         143       +2
Rhinocort(TM)               76        74      +3      299         265      +13
Oxis(TM)                    29        33     -18      120         127       -9
Symbicort(TM)              105        49     n/m      299          83      n/m
                        -------------------------------------------------------
Total                      537       429     +21    1,818       1,539      +16
                        -------------------------------------------------------

o Symbicort(TM) sales in the fourth quarter were $105 million, bringing the total for the year to $299 million. The product has now been launched in more than 40 countries. Value share of the fixed combination asthma products across Europe was over 22 percent in November, with notably higher shares achieved in Sweden (48 percent) and Germany (30 percent). The regulatory submission for COPD treatment is being reviewed in the EU.

o Pulmicort(TM) Turbuhaler(TM) sales globally reflect the declining inhaled bronchial steroid market in the face of growing acceptance of combination products. This was more than offset by the strong growth of Pulmicort(TM) Respules(TM) in the US (up 75 percent), enabling Pulmicort(TM) to achieve a 5 percent sales increase for the full year.

o Rhinocort(TM) Aqua sales in the US increased by 39 percent for the year, fuelled by a more than 3 point share gain in the aqueous intranasal steroid market. It is the chief reason behind the 13 percent increase in Rhinocort(TM) franchise sales on a global basis in 2002.

o The sharp increase in US sales for Accolate(TM) in the fourth quarter is a result of significant wholesaler stock building. Prescriptions for Accolate(TM) in the US declined by 21 percent for the year.

Oncology

                        --------------------------------------------------------
                          Fourth Quarter        CER %       Full Year      CER %
                        ------------------               ---------------
                          2002      2001                   2002    2001
                        --------------------------------------------------------
Casodex(TM)                184       173          +5        644      561     +15
Arimidex(TM)                92        51         +78        331      188     +75
Nolvadex(TM)               138       181         -24        480      618     -21
Zoladex(TM)                206       205           -        794      718     +12
Faslodex(TM)                16         -         n/m         35        -     n/m
Iressa(TM)                  41         -         n/m         67        -     n/m
                        --------------------------------------------------------
Total                      681       614         +11      2,369    2,111     +12
                        --------------------------------------------------------

o Arimidex(TM) has enhanced its position as the leading product in the aromatase inhibitor market for breast cancer treatment. Market share has grown as the positive results of the ATAC trial in early breast cancer have been incorporated into product labels and are being adopted in clinical practice. Monthly prescriptions in the US have doubled since December 2001, driving the 127 percent increase in US sales for the year. Sales outside the US increased by 51 percent.

o Sales of Casodex(TM) outside of the US increased by 42 percent to $464 million in 2002 as the use of Casodex(TM) 150 mg tablets in the treatment of early prostate cancer has now been approved in 41 countries. In December, the Oncology Drugs Advisory Committee to the US FDA did not recommend approval of this indication in the US. Even without the benefit of this new indication, prescriptions for Casodex(TM) grew by some 5 percent in the US market last year. The reported sales decline in the US in the fourth quarter (down 35 percent) is therefore not indicative of underlying demand, but rather an adverse comparison against wholesaler stockbuilding in the fourth quarter of 2001.

o US sales for Nolvadex(TM) in the fourth quarter were $99 million, as sales of AstraZeneca's tamoxifen products recovered somewhat from the disruptions felt as a result of the expiration of the company's distribution agreement with Barr Laboratories. Sales were still off by 24 percent in the quarter and by 21 percent for the full year. A sharp decline in Nolvadex(TM) sales in the US is expected following the expiration of exclusivity in February.

o Sales of Faslodex(TM) in the treatment of advanced breast cancer reached $35 million after 8 months in the US market. A European submission for second line treatment of advanced breast cancer is planned for later this quarter.

o Sales of Iressa(TM) for the treatment of inoperable or recurrent non-small cell lung cancer reached $67 million in just over 4 months on the market in Japan, indicating a high level of acceptance in this area of significant unmet medical need. In the US, FDA has indicated that it will require an additional 3 months (to 5 May 2003) to complete its review of the pending NDA. A regulatory submission in Europe is planned for later in the first quarter.

CNS

                        --------------------------------------------------------
                          Fourth Quarter        CER %       Full Year      CER %
                        ------------------               ---------------
                         2002         2001                 2002   2001
                        --------------------------------------------------------
Seroquel(TM)               357         170       +109     1,145     685     +67
Zomig(TM)                   94          67        +39       328     273     +19
                        --------------------------------------------------------
Total                      460         243        +87     1,505     980     +53
                        -------------------------------------------------------

o Seroquel(TM) sales exceeded the $1 billion megabrand milestone in 2002, with strong growth of 67 percent. Share of new prescriptions in the US market was 19.2 percent in December, up 3.7 points in the year. Seroquel(TM) value share of the market in Japan is now 25 percent in just over one year on the market. An sNDA submission in the US for use of Seroquel(TM) in the treatment of acute mania associated with bipolar disorder (manic depressive illness) was announced on 2 January. A filing in Europe is planned for later this quarter.

o In the fourth quarter, sales of Seroquel(TM) in the US increased by 130 percent. Whilst there was some indication of modest wholesaler stockbuilding in the quarter, the high growth rate is largely a function of tight supply in the fourth quarter last year.

o Zomig(TM) sales for the full year grew by 19 percent, with the bulk of the increase arising in Japan (up 67 percent), France (up 29 percent) as well as from the US (up 20 percent). Rapimelt(TM) tablets and nasal spray formulations have been valuable additions to the product range in countries where they have been introduced. Zomig(TM) sales in the fourth quarter in the US appear to reflect some wholesaler stockbuilding. Zomig(TM) prescriptions in the US increased by 11 percent for the year, slightly ahead of the triptan market overall.

Pain, Infection and Other Pharma

                        --------------------------------------------------------
                          Fourth Quarter        CER %       Full Year      CER %
                        ------------------               ---------------
                          2002      2001                  2002     2001
                        --------------------------------------------------------
Merrem(TM)                  69        65          +8       285      227      +26
Diprivan(TM)               117       133         -13       443      456       -3
Xylocaine(TM)               51        57          -9       179      212      -14
Marcaine(TM)                23        26         -12        77       87      -11
                        --------------------------------------------------------
Total                      375       404          -7     1,418    1,496       -5
                        --------------------------------------------------------

o Sales of Merrem(TM)grew by 26 percent for the full year, chiefly on the 31 percent increase in sales outside the US.

o The small sales increase for Diprivan(TM) in the US was the result of growth in the underlying demand for propofol offsetting small market share losses to generic products.

Geographic Sales

                        --------------------------------------------------------
                          Fourth Quarter        CER %       Full Year      CER %
                        ------------------               ---------------
                          2002        2001                  2002   2001
                        -------------------------------- -----------------------
USA                      2,564       2,219        +16      9,351   8,483     +10
Europe                   1,528       1,439         -1      5,695   5,238      +5
Japan                      314         260        +27        977     851     +21
RoW                        495         448        +14      1,818   1,650     +13
                        --------------------------------------------------------

o In the US, sales increased by 10 percent for the full year. Excluding Prilosec(TM), sales growth was 33 percent, with excellent performances in Nexium(TM), Seroquel(TM), Toprol-XL(TM), Pulmicort(TM) Respules(TM), and Arimidex(TM).

o Strong sales performances in France (up 13 percent) and Italy (up 16 percent) more than offset declining sales in Germany and UK, resulting in a 5 percent sales increase in Europe for the full year. Sales growth was driven by Nexium(TM), Symbicort(TM), Casodex(TM) and Seroquel(TM).

o A strongly performing product range in Oncology (including excellent uptake for Iressa(TM)) and continued strong growth in Losec(TM) (up 40 percent) fuelled the 21 percent sales growth in Japan for the full year.

Operating Review
--------------------------------------------------------------------------------

Full Year

Sales increased by 9 percent to $17,841 million and operating profit (before exceptional items) increased by 5 percent to $4,356 million. Operating margin of
24.4 percent of sales was 1.2 points below prior year. Currency impacts reduced the margin by 0.3 points, whilst the other 0.9 point reduction was largely due to lower other operating income. Elsewhere, improved product mix and lower Merck payments reduced cost of sales by 0.6 points to 25.3 percent of sales, whilst SG&A growth was broadly in-line with sales growth. R&D increased by 0.6 points to 17.2 percent of sales, principally due to the growth in clinical trial costs. In aggregate, R&D and SG&A grew by around 10 percent at constant exchange rates.

Currency was 1 percent favourable on sales due to the weaker dollar. This was offset by an adverse impact on costs leading to a slight negative currency variance on profits versus last year.

Fourth Quarter

Sales increased by 10 percent to $4,901 million and operating profit (before exceptional items) declined by 2 percent to $1,074 million, which led to operating margins declining by 3.1 points to 21.9 percent of sales. Cost of sales at 25.6 percent of sales was 0.3 points lower than 2001, principally due to improved mix and a lower proportion of Merck payments. R&D expenditure was $892 million or 18.2 percent of sales. The increase was largely due to increased spend on clinical trials following a high level of patient recruitment to key trials in the quarter. In dollar terms, R&D spend was inflated by around 5 percent due to adverse currency movements. SG&A expenditure was $1,661 million or 33.9 percent of sales, the increase due primarily to G&A costs and an adverse currency effect. G&A costs in the fourth quarter included a number of small reorganisation provisions aimed at improving productivity. Other operating income at 0.4 percent of sales was 1.1 points below 2001 due to the absence of one-off items in the quarter and a decrease in income from royalty agreements that expired last year.

Currency increased sales in the fourth quarter by 2 percent, primarily attributable to the weaker dollar against the euro. This benefit was partially offset by higher costs due to the weaker dollar versus sterling and Swedish krona, leading to a 1 percent favourable effect on operating profit.


Exceptional item
--------------------------------------------------------------------------------

As previously disclosed, the U.S. Department of Justice has been conducting an investigation into the sale and marketing of Zoladex(TM) (goserelin acetate implant). This investigation was prompted by the filing of a qui tam complaint by a private party in 1997 and involves allegations of improper submissions of claims to the Medicare and Medicaid programs. The Company and federal and state authorities are in the process of negotiating a potential settlement of the civil and criminal claims at issue in the investigation. As a result, although no final agreement has been concluded, the Company believes it appropriate to accrue $350 million to cover estimated settlement costs.


Interest
--------------------------------------------------------------------------------

Interest income was $7 million in the quarter leading to $31 million for the full year. Interest income in the quarter incorporates some small exchange and revaluation losses.

Taxation
--------------------------------------------------------------------------------

Excluding exceptional items, the effective tax rate for both the fourth quarter and full year 2002 was 26.8 percent compared with 28.4 percent for 2001. The 2001 tax rate has been restated under FRS19. See note 1 to the preliminary announcement for more details. No tax relief has been provided on the exceptional item charge.


Cash Flow
--------------------------------------------------------------------------------

Cash generated from operating activities after exceptional items amounted to almost $5.6 billion for the year; $1.8 billion ahead of last year. This was applied to capital expenditures of $1.5 billion, taxation paid of $0.8 billion, dividends of $1.2 billion and share repurchases of $1.2 billion to give an increase in net cash funds of just under $1 billion. Net cash funds at the end of the year amounted to $3.8 billion (2001 $2.9 billion).


Share Repurchase Programme
--------------------------------------------------------------------------------

During the quarter, 7.8 million shares were repurchased (nominal value $0.25 each) for cancellation at a total cost of $295 million bringing the total for the year to 28.4 million at a cost of $1,190 million.

Since the commencement of the programme, 65.6 million shares have been repurchased for cancellation at a total cost of $2,805 million.

The total number of shares in issue as at 31 December 2002 is 1,719 million.

Approximately $1.2 billion remains available under the previously announced share repurchase programme, and it is anticipated that this will be used to complete the programme by the end of 2003.


Upcoming Milestones and Key Events
--------------------------------------------------------------------------------

30 April                   Announcement of first quarter results
30 April                   Annual General Meeting 2003
24 July                    Announcement of second quarter results
2 October                  Annual Business Review
23 October                 Announcement of third quarter results

Sir Tom McKillop
Chief Executive

Agenda Item 6
-------------

Consolidated Profit & Loss Account For Continuing Operations

                                                                                        2002                 2001
For the year ended 31 December                                                            $m           (Restated)
                                                                                                               $m
------------------------------------------------------------------------        -------------        -------------
Sales                                                                                17,841               16,222
Cost of sales                                                                        (4,520)              (4,198)
Distribution costs                                                                     (141)                (122)
Research and development                                                             (3,069)              (2,687)
Selling, general and administrative expenses                                         (5,998)              (5,427)
Other operating income                                                                  243                  368
                                                                                                     -------------
------------------------------------------------------------------------        -------------
Operating profit before exceptional items                                             4,356                4,156
Exceptional items charged to operating profit                                          (350)                (202)
------------------------------------------------------------------------        -------------        -------------
Operating profit                                                                      4,006                3,954
Share of joint ventures' and associates' operating profits                                -                    -
Profit on sale of fixed assets                                                            -                   10
Net interest and dividend income                                                         31                  113
------------------------------------------------------------------------        -------------        -------------
Profit on ordinary activities before taxation                                         4,037                4,077
Profit before taxation before exceptional items                                       4,387                4,269
Exceptional items charged to profit before taxation                                    (350)                (192)
Taxation                                                                             (1,177)              (1,160)
------------------------------------------------------------------------        -------------        -------------
Profit on ordinary activities after taxation                                          2,860                2,917
Attributable to minorities                                                              (24)                 (11)
------------------------------------------------------------------------        -------------        -------------
Net profit for the year                                                               2,836                2,906
------------------------------------------------------------------------        -------------        -------------
Dividends to Shareholders                                                            (1,206)              (1,225)
------------------------------------------------------------------------        -------------        -------------

Earnings per Ordinary Share before exceptional items                                  $1.84                $1.73
Earnings per Ordinary Share                                                           $1.64                $1.65
Diluted earnings per Ordinary Share                                                   $1.64                $1.65
------------------------------------------------------------------------        -------------        -------------
Weighted average number of Ordinary Shares in issue (millions)                        1,733                1,758
------------------------------------------------------------------------
                                                                                -------------        -------------
Diluted average number of Ordinary Shares in issue (millions)                         1,735                1,761
------------------------------------------------------------------------        -------------        -------------

Consolidated Profit & Loss Account For Continuing Operations

                                                                                        2002                 2001
For the quarter ended 31 December                                                         $m           (Restated)
                                                                                                               $m
------------------------------------------------------------------------        -------------        -------------
Sales                                                                                 4,901                4,366
Cost of sales                                                                        (1,253)              (1,132)
Distribution costs                                                                      (39)                 (33)
Research and development                                                               (892)                (732)
Selling, general and administrative expenses                                         (1,661)              (1,443)
Other operating income                                                                   18                   64
------------------------------------------------------------------------        -------------        -------------
Operating profit before exceptional items                                             1,074                1,090
Exceptional items charged to operating profit                                          (350)                 (76)
------------------------------------------------------------------------        -------------        -------------
Operating profit                                                                        724                1,014
Share of joint ventures' and associates' operating profits                                -                    -
Profit on sale of fixed assets                                                            -                    -
Net interest and dividend income                                                          7                   12
------------------------------------------------------------------------        -------------        -------------
Profit on ordinary activities before taxation                                           731                1,026
Profit before taxation before exceptional items                                       1,081                1,102
Exceptional items charged to profit before taxation                                    (350)                 (76)
Taxation                                                                               (291)                (296)
------------------------------------------------------------------------        -------------        -------------
Profit on ordinary activities after taxation                                            440                  730
Attributable to minorities                                                              (12)                  (4)
------------------------------------------------------------------------        -------------        -------------
Net profit for the period                                                               428                  726
------------------------------------------------------------------------        -------------        -------------
Dividends to Shareholders                                                              (808)                (820)
------------------------------------------------------------------------        -------------        -------------

Earnings per Ordinary Share before exceptional items                                  $0.45                $0.45
Earnings per Ordinary Share                                                           $0.25                $0.42
Diluted earnings per Ordinary Share                                                   $0.25                $0.42
------------------------------------------------------------------------        -------------        -------------
Weighted average number of Ordinary Shares in issue (millions)                        1,723                1,750
------------------------------------------------------------------------        -------------        -------------
Diluted average number of Ordinary Shares in issue (millions)                         1,725                1,752
------------------------------------------------------------------------        -------------        -------------

Consolidated Balance Sheet

                                                                                        2002                 2001
At 31 December                                                                            $m           (Restated)
                                                                                                               $m
------------------------------------------------------------------------        -------------        -------------
Fixed assets
Tangible fixed assets                                                                 6,597                5,409
Goodwill and intangible assets                                                        2,807                2,700
Fixed asset investments                                                                  46                   23
------------------------------------------------------------------------        -------------        -------------
                                                                                      9,450                8,132
------------------------------------------------------------------------        -------------        -------------
Current assets
Stocks                                                                                2,593                2,402
Debtors                                                                               4,845                4,139
Cash and short-term investments                                                       4,688                3,823
------------------------------------------------------------------------        -------------        -------------
                                                                                     12,126               10,364
------------------------------------------------------------------------        -------------        -------------
Total assets                                                                         21,576               18,496
------------------------------------------------------------------------        -------------        -------------
Creditors due within one year
Short-term borrowings and current instalments of loans                                 (516)                (321)
Other creditors                                                                      (7,699)              (6,159)
------------------------------------------------------------------------        -------------        -------------
                                                                                     (8,215)              (6,480)
------------------------------------------------------------------------        -------------        -------------
Net current assets                                                                    3,911                3,884
------------------------------------------------------------------------        -------------        -------------
Total assets less current liabilities                                                13,361               12,016
------------------------------------------------------------------------        -------------        -------------
Creditors due after more than one year
Loans                                                                                  (328)                (635)
Other creditors                                                                         (34)                (152)
Provisions for liabilities and charges                                               (1,773)              (1,600)
------------------------------------------------------------------------        -------------        -------------
                                                                                     (2,135)              (2,387)
------------------------------------------------------------------------        -------------        -------------
Net assets                                                                           11,226                9,629
------------------------------------------------------------------------        -------------        -------------
Capital and reserves
Shareholders' funds - equity interests                                               11,172                9,586
Minority equity interests                                                                54                   43
------------------------------------------------------------------------        -------------        -------------
Shareholders' funds and minority interests                                           11,226                9,629
------------------------------------------------------------------------        -------------        -------------

Statement of Total Recognised Gains and Losses

                                                                                        2002                 2001
For the year ended 31 December                                                            $m           (Restated)
                                                                                                               $m
------------------------------------------------------------------------        -------------        -------------
Net profit for the financial year                                                     2,836                2,906
Exchange adjustments on net assets                                                    1,106                 (502)
Translation differences on foreign currency borrowings                                    6                   18
Tax on translation differences on foreign currency borrowings                            (2)                  (6)
------------------------------------------------------------------------        -------------        -------------
Total recognised gains and losses for the financial year                              3,946                2,416
Prior Year adjustment (FRS 19 Deferred Tax)                                            (200)
------------------------------------------------------------------------        -------------
Total gains and losses recognised since last Annual Report                            3,746
------------------------------------------------------------------------        -------------

Consolidated Cash Flow Statement
                                                                                        2002                 2001
For the year ended 31 December                                                            $m                   $m
------------------------------------------------------------------------        -------------        -------------
Cash flow from operating activities
Operating profit before exceptional items                                             4,356                4,156
Depreciation and amortisation                                                           960                  860
Decrease/(increase) in working capital                                                  305               (1,006)
Other non-cash movements                                                                 65                  120
------------------------------------------------------------------------        -------------        -------------
Net cash inflow from operating activities before exceptional
  items                                                                               5,686                4,130
Outflow related to exceptional items                                                    (93)                (368)
------------------------------------------------------------------------        -------------        -------------
Net cash inflow from operating activities                                             5,593                3,762
Returns on investments and servicing of finance                                          35                  156
Tax paid                                                                               (795)                (792)
Capital expenditure and financial investment                                         (1,543)              (1,543)
Acquisitions and disposals                                                                -                  (44)
Equity dividends paid to Shareholders                                                (1,234)              (1,236)
------------------------------------------------------------------------        -------------        -------------
Net cash inflow before management of liquid resources and
  financing                                                                           2,056                  303
Management of liquid resources
Movement in short-term investments and fixed deposits (net)                            (806)                 260
Financing                                                                            (1,272)                (959)
------------------------------------------------------------------------        -------------        -------------
Decrease in cash in the year                                                            (22)                (396)
------------------------------------------------------------------------        -------------        -------------

Reconciliation of Cash Flow to Net Cash Funds
                                                                                        2002                 2001
For the year ended 31 December                                                            $m                   $m
------------------------------------------------------------------------        -------------       --------------
Net funds at 1 January                                                                2,867                3,605
Net cash flows before management of liquid resources and
  financing                                                                           2,056                  303
Net cash flows from share issues and repurchases                                     (1,154)                (994)
Exchange                                                                                 75                  (47)
------------------------------------------------------------------------        -------------       --------------
Net funds at 31 December                                                              3,844                2,867
------------------------------------------------------------------------        -------------       --------------

Notes to the Preliminary Announcement

1    BASIS OF PREPARATION AND ACCOUNTING POLICIES

     The results for the full year ended 31 December 2002 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in AstraZeneca PLC's 2001 Annual Report and Form 20-F except that, in the current period, AstraZeneca adopted Financial Reporting Standard No. 19 "Deferred Tax". Prior periods have been restated and the effects of this restatement were to reduce profits for the full year ended 31 December 2001 by $61m and reduce net assets at that date by $193m. The table below illustrates the effect on EPS before exceptional items of this restatement.

     The results for the year ended 31 December 2002 presented in this preliminary announcement are extracted from, and are consistent with, those in the Group's audited financial statements for the year ended 31 December 2002 and those financial statements will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

     2001 TAXATION AND EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS

                                                      Q1 2001      Q2 2001       Q3 2001      Q4 2001          Year
-------------------------------------------------    ---------    ---------     ---------    ---------    ----------
Tax charge before adoption of FRS 19 ($m)               (316)        (269)         (286)        (282)       (1,153)
Tax charge after adoption of FRS 19 ($m)                (315)        (289)         (295)        (315)       (1,214)
Published EPS before adoption of FRS 19 ($)             0.45         0.42          0.43         0.47          1.77
Adjusted EPS after adoption of FRS 19 ($)               0.45         0.41          0.42         0.45          1.73
-------------------------------------------------    ---------    ---------     ---------    ---------    ----------

     As part of AstraZeneca's objective to align with accounting best practice, cash discounts arising from prompt payment of invoices have been reclassified from cost of sales to sales. Comparatives have also been reclassified for consistency of presentation. Both sales and cost of sales have been reduced by $74m in the fourth quarter 2002 and $287m in the current year (2001 $258m, 2000 $221m). Furthermore, neither profits nor net assets have been affected. The change has minimal impact on previously stated sales growth rates. The reclassified quarterly sales figures are presented below. Additional detail at the product and territorial level are available on the AstraZeneca website.

     2002 Sales and Cost of Sales reclassified for cash discounts

                                                               Q1 2002               Q2 2002                Q3 2002
-------------------------------------------------         -------------         -------------          -------------
Sales as previously reported ($m)                                4,421                 4,382                  4,350
Reclassified Sales ($m)                                          4,346                 4,312                  4,282
Cost of Sales as previously reported  ($m)                       1,169                 1,130                  1,181
Reclassified Cost of Sales ($m)                                  1,094                 1,060                  1,113
-------------------------------------------------         -------------         -------------          -------------
Operating margin as reported                                     29.3%                 24.3%                  21.2%
-------------------------------------------------         -------------         -------------          -------------
Adjusted operating margin                                        29.8%                 24.7%                  21.5%
-------------------------------------------------         -------------         -------------          -------------

     2001 Sales and Cost of Sales reclassified for cash discounts

                                                      Q1 2001      Q2 2001       Q3 2001      Q4 2001          Year
-------------------------------------------------    ---------    ---------     ---------    ---------    ----------
Sales as previously reported ($m)                       3,991        4,099         3,950        4,440        16,480
Reclassified Sales ($m)                                 3,933        4,035         3,888        4,366        16,222
Cost of Sales as previously reported  ($m)              1,074        1,112         1,064        1,206         4,456
Reclassified Cost of Sales ($m)                         1,016        1,048         1,002        1,132         4,198
-------------------------------------------------    ---------    ---------     ---------    ---------    ----------
Operating margin as previously reported                 26.4%        24.3%         25.7%        24.5%         25.2%
-------------------------------------------------    ---------    ---------     ---------    ---------    ----------
Adjusted operating margin                               26.8%        24.7%         26.1%        25.0%         25.6%
-------------------------------------------------    ---------    ---------     ---------    ---------    ----------

     Information in this preliminary announcement does not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2001 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2    JOINT VENTURES AND ASSOCIATES

     The Group's share of joint ventures' sales for the year ended 31 December 2002 amounted to $191m and $183m for the comparative period. Share of joint ventures' operating profits for the year ended 31 December 2001 and 2002 amounted to nil.

3    ANALYSIS OF EXCEPTIONAL ITEMS CHARGED TO OPERATING PROFIT

                                                         2002              2001
                                                           $m                $m
Accrual related to Zoladex investigations                 350                 -
Synergy and integration charge                              -               202
                                                  ------------     -------------
                                                          350               202
                                                  ------------     -------------

4    RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                                       2002              2001
For the year ended 31 December                                                           $m        (Restated)
                                                                                                           $m
-------------------------------------------------------------------             ------------     -------------
Shareholders' funds at beginning of year (originally $9,786m
before deducting prior period adjustment of $200m)                                   9,586             9,382
-------------------------------------------------------------------             ------------     -------------
Net profit for the year                                                              2,836             2,906
Dividends to Shareholders                                                           (1,206)           (1,225)
-------------------------------------------------------------------             ------------     -------------
                                                                                     1,630             1,681
Issue of AstraZeneca PLC Ordinary Shares                                                36                86
Repurchase of AstraZeneca PLC Ordinary Shares                                       (1,190)           (1,080)
Foreign currency adjustment                                                          1,110              (483)
-------------------------------------------------------------------             ------------     -------------
Net addition to Shareholders' funds                                                  1,586               204
-------------------------------------------------------------------             ------------     -------------
Shareholders' funds at end of year                                                  11,172             9,586
-------------------------------------------------------------------             ------------     -------------

5    NET CASH FUNDS

     The table below provides an analysis of net cash funds and a reconciliation of net cash flow to movement in net cash funds.

                                                      At 31 Dec           Cash          Other       Exchange     At 31 Dec
                                                           2001           flow       non-cash      movements          2002
                                                             $m             $m             $m             $m            $m
-------------------------------------------------    -----------     ----------     ----------    -----------    ----------
Loans due after 1 year                                    (635)            28            279              -          (328)
Current instalments of loans                              (107)            77           (279)            (5)         (314)
-------------------------------------------------    -----------     ----------     ----------    -----------    ----------
Total loans                                               (742)           105              -             (5)         (642)
-------------------------------------------------    -----------     ----------     ----------    -----------    ----------
Short-term investments                                   3,118            806              -             38         3,962
Cash                                                       705            (18)             -             39           726
Overdrafts                                                (195)            (4)             -             (3)         (202)
Short-term borrowings, excluding
  overdrafts                                               (19)            13              -              6             -
-------------------------------------------------    -----------     ----------     ----------    -----------    ----------
                                                         3,609            797              -             80         4,486
-------------------------------------------------    -----------     ----------     ----------    -----------    ----------
Net cash funds                                           2,867            902              -             75         3,844
-------------------------------------------------    -----------                    ----------    -----------    ----------
Issue of AstraZeneca PLC Ordinary Shares                                  (36)

Repurchase of AstraZeneca PLC Ordinary Shares                           1,190
-------------------------------------------------                    ----------
Net cash inflow before management of
  liquid resources and financing                                        2,056
-------------------------------------------------                    ----------

6    FULL YEAR TERRITORIAL SALES ANALYSIS

                                                                                                % Growth
                                                                                     -------------------------------
                                                      Full Year        Full Year
                                                           2002             2001                           Constant
                                                             $m               $m           Actual          Currency
                                                   -------------    -------------    -------------     -------------
    USA                                                   9,351            8,483              10                10
    Canada                                                  570              525               9                10
----------------------------------------------     -------------    -------------    -------------     -------------
    North America                                         9,921            9,008              10                10
----------------------------------------------     -------------    -------------    -------------     -------------
    France                                                1,140              967              18                13
    UK                                                      623              759             (18)              (20)
    Germany                                                 699              682               2                (2)
    Italy                                                   765              638              20                16
    Sweden                                                  285              263               8                 3
    Europe others                                         2,183            1,929              13                 8
----------------------------------------------     -------------    -------------    -------------     -------------
    Total Europe                                          5,695            5,238               9                 5
----------------------------------------------     -------------    -------------    -------------     -------------
    Japan                                                   977              851              15                21
    Rest of World                                         1,248            1,125              11                15
----------------------------------------------     -------------    -------------    -------------     -------------
Total                                                    17,841           16,222              10                 9
----------------------------------------------     -------------    -------------    -------------     -------------

7    FOURTH QUARTER TERRITORIAL SALES ANALYSIS

                                                                                                % Growth
                                                                                     -------------------------------
                                                            4th              4th
                                                        Quarter          Quarter
                                                           2002             2001                           Constant
                                                             $m               $m           Actual          Currency
                                                   -------------    -------------    -------------     -------------
    USA                                                   2,564            2,219              16                16
    Canada                                                  147              142               4                 5
----------------------------------------------     -------------    -------------    -------------     -------------
    North America                                         2,711            2,361              15                15
----------------------------------------------     -------------    -------------    -------------     -------------
    France                                                  320              266              20                12
    UK                                                      147              219             (33)              (37)
    Germany                                                 196              179               9                 2
    Italy                                                   214              181              18                10
    Sweden                                                   75               64              17                 -
    Europe others                                           576              530               9                 2
----------------------------------------------     -------------    -------------    -------------     -------------
    Total Europe                                          1,528            1,439               6                (1)
----------------------------------------------     -------------    -------------    -------------     -------------
    Japan                                                   314              260              21                27
    Rest of World                                           348              306              14                19
----------------------------------------------     -------------    -------------    -------------     -------------
Total                                                     4,901            4,366              12                10
----------------------------------------------     -------------    -------------    -------------     -------------

8    FULL YEAR PRODUCT SALES ANALYSIS

                                                                World                                       US
                                          ---------------------------------------------------    ------------------------
                                          Full Year    Full Year        Actual      Constant     Full Year       Actual
                                               2002         2001        Growth      Currency          2002       Growth
                                                 $m           $m             %      Growth %            $m            %
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Gastrointestinal:
    Losec                                     4,623        5,578          (17)          (18)         2,847          (21)
    Nexium                                    1,978          568          n/m           n/m          1,525          n/m
    Others                                       63           44           43            38             20          n/m
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Gastrointestinal                        6,664        6,190            8             7          4,392            8
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Cardiovascular:
    Zestril                                     877        1,067          (18)          (18)           467          (24)
    Seloken                                     901          711           27            27            617           43
    Atacand                                     569          410           39            36            206           37
    Plendil                                     489          463            6             5            209            6
    Tenormin                                    370          404           (8)           (7)            52           (2)
    Others                                      363          428          (15)          (18)            13          (82)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Cardiovascular                          3,569        3,483            2             1          1,564            3
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Respiratory:
    Pulmicort                                   812          766            6             5            361           35
    Rhinocort                                   299          265           13            13            211           19
    Symbicort                                   299           83          n/m           n/m              -            -
    Accolate                                    144          143            1             2            104            5
    Oxis                                        120          127           (6)           (9)             -            -
    Others                                      144          155           (7)           (9)             -            -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Respiratory                             1,818        1,539           18            16            676           24
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Oncology:
    Zoladex                                     794          718           11            12            212            7
    Casodex                                     644          561           15            15            180          (23)
    Nolvadex                                    480          618          (22)          (21)           337          (27)
    Arimidex                                    331          188           76            75            134          127
    Iressa                                       67            -          n/m           n/m              -            -
    Faslodex                                     35            -          n/m           n/m             35          n/m
    Others                                       18           26          (31)          (31)             -            -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Oncology                                2,369        2,111           12            12            898           (6)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
CNS:
    Seroquel                                  1,145          685           67            67            927           67
    Zomig                                       328          273           20            19            177           20
    Others                                       32           22           45            40              7           17
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total CNS                                     1,505          980           54            53          1,111           57
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Pain, Infection and Other Pharma:
    Diprivan                                    443          456           (3)           (3)           216            3
    Merrem                                      285          227           26            26             59            9
    Local anaesthetics                          432          434            -             -            113          (12)
    Other Pharma Products                       258          379          (32)          (31)            75          (32)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Pain, Infection and Other
  Pharma                                      1,418        1,496           (5)           (5)           463           (8)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
    Salick Health Care                          233          194           20            20            233           20
    Astra Tech                                  151          126           20            14             11           38
    Marlow Foods                                114          103           11             8              3            -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total                                        17,841       16,222           10             9          9,351           10
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------

n/m not meaningful

9    FOURTH QUARTER PRODUCT SALES ANALYSIS

                                                                World                                       US
                                          ---------------------------------------------------     -----------------------
                                                4th          4th                    Constant           4th
                                            Quarter      Quarter        Actual      Currency       Quarter        Actual
                                               2002         2001        Growth        Growth          2002        Growth
                                                 $m           $m             %             %            $m             %
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Gastrointestinal:
    Losec                                     1,115        1,372          (19)          (20)          684           (17)
    Nexium                                      686          278          n/m           n/m           521           n/m
    Others                                       18           14           29            15             7           n/m
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Gastrointestinal                        1,819        1,664            9             7         1,212            14
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Cardiovascular:
    Zestril                                     144          256          (44)          (44)           46           (68)
    Seloken                                     263          165           59            60           182           107
    Atacand                                     160          124           29            24            55            15
    Plendil                                     139          136            2             -            63            (6)
    Tenormin                                     95          104           (9)           (8)           10              -
    Others                                       93          115          (19)          (29)           (1)          n/m
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Cardiovascular                            894          900           (1)           (3)          355           (7)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Respiratory:
    Pulmicort                                   237          203           17            14           120            62
    Rhinocort                                    76           74            3             3            54             2
    Symbicort                                   105           49          n/m           n/m             -             -
    Accolate                                     52           30           73            73            41           128
    Oxis                                         29           33          (12)          (18)            -             -
    Others                                       38           40           (5)          (10)            -             -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Respiratory                               537          429           25            21           215            48
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Oncology:
    Zoladex                                     206          205            -             -            55             8
    Casodex                                     184          173            6             5            46          (35)
    Nolvadex                                    138          181          (24)          (24)           99          (27)
    Arimidex                                     92           51           78            75            32           167
    Iressa                                       41            -          n/m           n/m             -             -
    Faslodex                                     16            -          n/m           n/m            16           n/m
    Others                                        4            4           -              -             -           n/m
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Oncology                                  681          614           11            11           248           (8)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
CNS:
    Seroquel                                    357          170          110           109           292           130
    Zomig                                        94           67           40            39            52            63
    Others                                        9            6           50            33             2           100
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total CNS                                       460          243           89            87           346           116
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Pain, Infection and Other Pharma:
    Diprivan                                    117          133          (12)          (13)           58           (13)
    Merrem                                       69           65            6             8             8           (53)
    Local anaesthetics                          121          102           19            19            37             3
    Other Pharma Products                        68          104          (35)          (33)           18           (36)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total Pain, Infection and Other
  Pharma                                        375          404           (7)           (7)          121           (18)
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
    Salick Health Care                           63           50           26            26            63            26
    Astra Tech                                   43           36           19             2             3             -
    Marlow Foods                                 29           26           12             4             1             -
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------
Total                                         4,901        4,366           12            10         2,564            16
--------------------------------------    ----------    ---------     ---------     ---------     ---------    ----------

n/m      not meaningful

Convenience Translation of Key Financial Information

                                                               2001                          2001                           2001
                                                 2002     (restated)           2002     (restated)          2002      (restated)
For the three months ended 31 December             $m            $m        (pound)m      (pound)m           SEKm            SEKm
----------------------------------------    ----------    ----------     -----------    ----------    -----------     -----------
Total Sales                                     4,901         4,366           3,045         2,713         42,982          38,290
----------------------------------------    ----------    ----------     -----------    ----------    -----------     -----------
Operating profit before
  exceptional items (EI)                        1,074         1,090             667           677          9,419           9,559
----------------------------------------    ----------    ----------     -----------    ----------    -----------     -----------
Profit before tax on continuing
  operations before EI                          1,081         1,102             672           685          9,480           9,665
----------------------------------------    ----------    ----------     -----------    ----------    -----------     -----------
Net profit for the period                         428           726             266           451          3,754           6,367
----------------------------------------    ----------    ----------     -----------    ----------    -----------     -----------
Earnings per Ordinary Share pre
  EI                                            $0.45         $0.45     (pound)0.28   (pound)0.28        SEK3.95         SEK3.95
----------------------------------------    ----------    ----------     -----------    ----------    -----------     -----------


                                                              2001                         2001                             2001
                                                2002     (restated)          2002     (restated)           2002       (restated)
For the year ended 31 December                    $m            $m       (pound)m      (pound)m            SEKm             SEKm
---------------------------------------    ----------    ----------     ----------    ----------    ------------     ------------
Total Sales                                  17,841        16,222         11,086        10,080         156,466          142,267
---------------------------------------    ----------    ----------     ----------    ----------    ------------     ------------
Operating profit before
  exceptional items (EI)                      4,356         4,156          2,707         2,582          38,202           36,448
---------------------------------------    ----------    ----------     ----------    ----------    ------------     ------------
Profit before tax on continuing
  operations before EI                        4,387         4,269          2,726         2,653          38,474           37,439
---------------------------------------    ----------    ----------     ----------    ----------    ------------     ------------
Net profit for the year                       2,836         2,906          1,762         1,806          24,872           25,486
---------------------------------------    ----------    ----------     ----------    ----------    ------------     ------------
Basic earnings per Ordinary
  Share                                       $1.64         $1.65    (pound)1.02   (pound)1.03        SEK14.38         SEK14.47
Earnings per Ordinary Share pre
  EI                                          $1.84         $1.73    (pound)1.14   (pound)1.08        SEK16.14         SEK15.17
---------------------------------------    ----------    ----------     ----------    ----------    ------------     ------------
Dividend per Ordinary Share                    $0.70        $0.70           43.2p         49.3p        SEK6.20         SEK7.45
---------------------------------------    ----------    ----------     ----------    ----------    ------------     ------------
Net cash inflow from operating
  activities                                  5,593         3,762          3,475         2,338          49,051           32,993
Decrease in cash                                (22)         (396)           (14)         (246)           (193)          (3,473)
---------------------------------------    ----------    ----------     ----------    ----------    ------------     ------------
Shareholders' funds - equity
  interests 31 December                      11,172         9,586          6,942         5,957          97,978           84,069
---------------------------------------    ----------    ----------     ----------    ----------    ------------     ------------

Sterling ((pound)) and Swedish Kronor equivalents are shown for convenience and have been calculated using the current period end rates of $1=(pound)0.621388 and $1=SEK8.77, respectively. Dividend per Ordinary Share is shown as the actual amount payable using the rates at the date of declaration of the dividend.

Information for US Investors

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

The Group profit and loss account and Group balance sheet set out on pages 9, 10 and 11 are prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP) which differ in certain material respects from those generally accepted in the United States (US GAAP). The differences as they apply to AstraZeneca PLC are explained in the Group's 2001 Annual Report and Form 20-F except that, in the current year, AstraZeneca adopted SFAS No141 `Business Combinations' and SFAS No142 `Goodwill and Other Intangible Assets'. As a result goodwill is no longer amortised but tested annually for impairment. The effect has been to increase profit by approximately $755m. The approximate effects on Group income and shareholders' equity of the GAAP differences are shown below.

                                                                                         2002              2001
Income attributable to Shareholders                                                        $m                $m
---------------------------------------------------------------------------     --------------     -------------
Net income for the year under UK GAAP (2001 restated)                                  2,836             2,906
Adjustments to conform to US GAAP
Purchase accounting adjustments, (including goodwill and intangibles);
    - deemed acquisition of Astra
      - amortisation and other acquisition adjustments                                  (864)           (1,514)
    - others                                                                              55                 -
Capitalisation, less disposals and amortisation of interest                               46                57
Deferred taxation
    - on fair value of Astra                                                             239               249
    - others                                                                             (99)             (198)
Pension expense                                                                          (50)              (33)
Post-retirement benefits/plan amendment                                                    4                 4
Software costs capitalised                                                               (46)              (10)
Restructuring costs                                                                        -               (22)
Share based compensation                                                                  33                (7)
Fair value of derivative financial instruments                                            93                18
Deferred income recognition                                                               61               (75)
Unrealised losses on foreign exchange and others                                         (1)               (10)
---------------------------------------------------------------------------     --------------     -------------
Net income before cumulative effect of change in accounting policy                     2,307             1,365
Cumulative effect of change in accounting policy, net of tax, on adoption
  of SFAS No. 133                                                                          -                32
---------------------------------------------------------------------------     --------------     -------------
Net income in accordance with US GAAP                                                  2,307             1,397
---------------------------------------------------------------------------     --------------     -------------
Net income per Ordinary Share under US GAAP (basic)                                    $1.33             $0.79
Net income per Ordinary Share under US GAAP (diluted)                                  $1.33             $0.79
---------------------------------------------------------------------------     --------------     -------------

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

                                                                                                 31 Dec            31 Dec
                                                                                                   2002              2001
Shareholders' equity                                                                                 $m                $m
---------------------------------------------------------------------------               --------------     -------------
Shareholders' equity under UK GAAP (2001 restated)                                              11,172             9,586
Adjustment to conform to US GAAP
    Purchase accounting adjustments, (including goodwill and intangibles);
    - deemed acquisition of Astra
       - goodwill                                                                               12,692            11,062
       - tangible and intangible fixed assets                                                    7,707             8,139
    - others                                                                                        86                31
Capitalisation, less disposals and amortisation of interest                                        238               192
Deferred taxation
    - on fair value of Astra                                                                    (2,305)           (2,313)
    - others                                                                                      (159)              (68)
Dividend                                                                                           808               820
Pension expense                                                                                   (271)             (162)
Post-retirement benefits/plan amendment                                                            (24)              (28)
Software costs capitalised                                                                          64               110
Fair value of derivative financial instruments                                                      99                50
Deferred income recognition                                                                        (14)              (75)
Others                                                                                              90                58
---------------------------------------------------------------------------               --------------     -------------
Shareholders' equity in accordance with US GAAP                                                 30,183            27,402
---------------------------------------------------------------------------               --------------     -------------

Shareholder Information

ANNOUNCEMENTS AND MEETINGS
-------------------------------------------------------------------------------
Announcement of first quarter 2003 results                      30 April 2003

Annual General Meeting 2003                                     30 April 2003

Announcement of second quarter and half year 2003 results       24 July 2003

Annual Business Review 2003                                     2 October 2003

Announcement of third quarter and nine months 2003 results      23 October 2003

DIVIDENDS
-------------------------------------------------------------------------------
The record date for the first interim dividend paid on 7 October 2002 (in the UK, Sweden and the US) was 23 August 2002. Ordinary Shares traded ex-dividend on the London and Stockholm Stock Exchange from 21 August 2002. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2002 payable on 7 April 2003 (in the UK, Sweden and the US) will be 21 February 2003. Ordinary Shares will trade ex-dividend on the London and Stockholm Stock Exchange from 19 February 2003. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:
First interim       Announced in July and paid in October
Second interim      Announced in January and paid in April.

TRADE MARKS
-------------------------------------------------------------------------------
The following brand names used in this interim report are trade marks of the AstraZeneca group of companies:

Accolate Arimidex Astra Tech Atacand Atacand HCT Casodex Crestor Diprivan Exanta Faslodex Iressa Losec Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Pulmicort Turbuhaler Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Tenormin Toprol-XL Zestril Zoladex Zomig Zomig ZMT Zomig Rapimelt

ADDRESSES FOR CORRESPONDENCE
-------------------------------------------------------------------------------------------------------------------------
Registrar and                    Depositary                Registered Office           Swedish Securities Register Centre
Transfer Office                  for ADRs                                              VPC AB
The AstraZeneca Registrar        JPMorgan Chase Bank       15 Stanhope Gate            PO Box 7822
Lloyds TSB Registrars            PO Box 43013              London                      S-103 97 Stockholm
The Causeway                     Providence,               W1K 1LN                     Sweden
Worthing                         RI 02940-3013             UK
West Sussex                      US
BN99 6DA
Tel: +44 (0)121 433 8000         Tel: +1 (781) 575 4328    Tel: +44 (0)20 7304 5000    Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
-------------------------------------------------------------------------------
In order to utilise the `Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This Preliminary Report contains forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.